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                              March 30, 2022

       Robert Piconi
       Chief Executive Officer
       Energy Vault Holdings, Inc.
       4360 Park Terrace Drive Suite 100
       Westlake Village, California 93161

                                                        Re: Energy Vault
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on March 8,
2022
                                                            File No. 333-262720

       Dear Mr. Piconi:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities or warrants
being registered for resale. Highlight any differences in the current trading price, the
prices that the Sponsor, PIPE investors, and other selling
                                                        securityholders
acquired their shares and warrants, and the price that the public securityholders
acquired their shares and warrants. Disclose that, should the value of your common stock fall below
$10.00 per share, the Sponsor and other selling securityholders may still experience a
positive rate of return while your public securityholders may not experience a similar
rate of return. Please also disclose the potential profit the selling securityholders will
earn based on the current trading price. Lastly, please include appropriate risk factor
disclosure.
 Robert Piconi
Energy Vault Holdings, Inc.
March 30, 2022
Page 2
2. Please revise to update your disclosure throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
             Your disclosure on pages 9 and 10 reflects the year ended December 31, 2020.
              Please update your disclosure in Risk Factors and throughout the filing to reflect the year ended December 31, 2021.
             Your disclosure in Description of Securities on page 88 and in Beneficial Ownership of Securities on page 97 is as of February 11, 2022. Please update your disclosure to be as of the most recent practicable date.
Cover Page

3. For each of the securities and warrants being registered for resale, disclose the price that the selling securityholders paid for such securities and warrants.
4. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price.
         As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
5. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Risk Factors, page 9

6. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even if the price of your common
FirstName LastNameRobert Piconi
       stock falls below the SPAC IPO price, the private investors have an incentive to sell
Comapany    NameEnergy
       because            Vault
                they will still   Holdings,
                                profit       Inc.
                                       on sales because of the lower price that
they purchased their
       shares than  the
March 30, 2022 Page 2   public  investors.
FirstName LastName
 Robert Piconi
FirstName  LastNameRobert
Energy Vault  Holdings, Inc. Piconi
Comapany
March      NameEnergy Vault Holdings, Inc.
       30, 2022
March3 30, 2022 Page 3
Page
FirstName LastName
Business, page 63

7. In light of the significant number of redemptions and the possibility that the company may not receive significant proceeds from exercises of the warrants if there is a disparity between the exercise price of the warrants and the trading price of the common stock, expand your discussion of capital resources to address any changes in
the company   s
         liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company s ability to raise additional capital.
8. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that the Energy Vault Inc. Securityholders identified on page
         100, beneficial owners of more than 45% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
9. Please disclose whether you entered into any forward purchase or other agreements that provide certain investors with the right to sell back shares to the company at a fixed price for a given period after the closing date of the business combination. If so, please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing